
xstrata


03022509

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH, D.C. 183 SECTION

Tuesday, May 20, 2003

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of April 2003 except 7 April 2003 which was reported seperately.

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

dlw 6/12

Xstrata File
Number 82-34660


xstrata

from Brigitte Mattenberger

date 04 April 2003

Copies of the annual report and accounts for the period ending 31 December 2002 have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Copies of the annual report can also be ordered and downloaded from the Company's website (www.xstrata.com), and from the Company's head office:
Ms Brigitte Mattenberger
Corporate Affairs
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
email: bmattenberger@xstrata.com

ends

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com


xstrata

Xstrata File
Number 82-34660

from Brigitte Mattenberger

date 04 April 2003


SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH, D.C. 183 SECTION

Company Announcement: Disposal of Magnesium Business

Xstrata plc (Xstrata) announces that it has sold Xstrata Magnesium Corporation (XMC) to Advanced Magnesium Alloys Corporation for US$1.2 million. The major asset of XMC comprises a magnesium recycling plant located in Anderson, Indiana. The transaction is effective from 1 April 2003.

ends

Xstrata contacts

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile: +44 7775 662 348
Fax: +44 20 7968 2810
Email: mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone: +41 41 726 6071
Fax: +44 20 7968 2810
Email: bmattenberger@xstrata.com

Michael Oke
Prospero Financial
Telephone: +44 20 7898 9394
Mobile: +44 7778 469630

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660



xstrata

from Brigitte Mattenberger

date 15 April 2003

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp has decreased it holdings to 4,597,288 (previously 6,968,270), and Fidelity International Limited have increased their holdings to 2,861,174 (previously 670,874) ordinary shares of US$0.50 each. This represents 1.82% and 1.13% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 7,458,462 ordinary shares of US$0.50 each, representing 2.95% of Xstrata's ordinary issued share capital.

ends

(For information, Fidelity Investments previously disclosed shareholding in Xstrata was 3.02%)

****

Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com

****

Xstrata File
Number 82-34660



from Brigitte Mattenberger

date 23 April 2003

Xstrata Plc ("Xstrata") announces that it was notified by Deutsche Bank AG London Branch yesterday that its current shareholding in Xstrata is 9,787,868 ordinary shares of US$0.50 each, representing 3.87% of Xstrata's ordinary issued share capital.

****
Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
****


xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2003
WASH. D.C.
183
SECTION

Tuesday, May 20, 2003

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of March 2003.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs



Xstrata File
Number 82-34660

from Brigitte Mattenberger

date 20 March 2003

Xstrata Plc ("Xstrata") announces that it was notified by Capital Group Companies Inc yesterday that they have decreased their holdings in Xstrata to 37,720,817 (previously 38,560,756) ordinary shares of US$0.50 each, representing 14.93% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's Company previously disclosed shareholding in Xstrata was 15.27%)

****
Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
****

Xstrata File
Number 82-34660



from Brigitte Mattenberger

date 28 March 2003

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital Research & Management Company has decreased their holdings in Xstrata to 12,090,854 (previously 12,764,554) ordinary shares of US$0.50.

The aggregate shareholding of the Capital Group of Companies is 37,059,266 shares, which represents 14.67% of Xstrata's issued share capital.

ends

(For information, Capital Group's Company previously disclosed shareholding in Xstrata was 14.93%)

****
Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
****